919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com

August 23, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sears Hometown and Outlet Stores, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 13, 2012
File No. 333-181051

Dear Ms. Ransom:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated August 17, 2012, relating to Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-151051, filed on August 13, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 5, as well as four copies of a blacklined version of Amendment No. 4, marked to show changes from the Registration Statement filed on August 13, 2012.

Determination of Subscription Price, page 144

Opinion of Duff & Phelps, LLC, page 145

1.	Please disclose that Duff & Phelps has consented to the use of its opinion in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure to state that Duff & Phelps has consented to the use of its opinion in the prospectus.

Mara L. Ransom	August 23, 2012
U.S. Securities and Exchange Commission

Fees and Expenses, Prior Relationships, page 150

2.	Please quantify the fees paid to Duff & Phelps for the delivery of its opinion.

In response to the Staff’s comment, the Company has revised the disclosure to include the amount of fees paid to Duff & Phelps for the delivery of its opinion.

Management Projections, page 151

3.	We note the disclaimer in the last sentence of the third paragraph by Sears Holdings, SHO and their affiliates relating to the Management Projections. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure to remove the disclaimer by Sears Holdings, SHO and their affiliates relating to the Management Projections.

Exhibit 99.7

4.	We note the statement in the last paragraph on page 4 that “[t]his Opinion is furnished solely for the use and benefit of the Board of Directors.” Because this limitation on reliance by shareholders in Duff & Phelps’s opinion is inconsistent with the disclosures relating to the opinion, please delete such limitation.

In response to the Staff’s comment, the Company has revised Exhibit 99.7 to delete the limitation.

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Mara L. Ransom	August 23, 2012
U.S. Securities and Exchange Commission

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Bruce Johnson, Chief Executive Officer, Sears Hometown and Outlet Stores, Inc. Dane A. Drobny, Senior Vice President, General Counsel and Corporate Secretary, Sears Holdings Corporation

Enclosures

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